R.J. O'Brien Securities, LLC

Statement of Financial Condition

Year Ended December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-67587

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: R.J. O'Brien Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

222 South Riverside Plaza, Suite 1200
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Daihee Cho	312 320 3735	dcho@rjobrien.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska, LLP
(Name – if individual, state last, first, and middle name)

141 West Jackson Blvd., Suite 2250	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

03/24/2009	3407
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daihee Cho _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of R.J. O'Brien Securities, LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public, State of Illinois
Official Seal
Lisa M Le
Commission # 1009499
My Commission Expires 5/1/2029

Signature: _____

Title:
Chief Financial Officer

_____ 2/24/26
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

R.J. O'Brien Securities, LLC

Contents



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of R.J. O'Brien Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of R.J. O'Brien Securities, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of R.J. O'Brien Securities, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of R.J. O'Brien Securities, LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to R.J. O'Brien Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

We have served as R.J. O'Brien Securities, LLC's auditor since 2020.
Chicago, Illinois
February 24, 2026

R.J. O'Brien Securities, LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash and cash equivalents	$	8,767,904
Receivables from:		
Broker		1,027,826
Other		30,694
Prepaid expenses		328,044
Property and equipment, net		21,729
Total assets	$	10,176,197

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	178,240
Payable to affiliates		154,040
Total liabilities		332,280
Member's equity:		9,843,917
Total liabilities and member's equity	$	10,176,197

See accompanying notes to financial statements.

1. Organization and Nature of Operations

R.J. O'Brien Securities, LLC (the Company), a wholly owned subsidiary of JVMC Holdings Corp., which in turn is a wholly owned subsidiary of RTS Investor Corp. On July 31, 2025, StoneX Group Inc. (the Parent) completed its acquisition of RTS Investor Corp., and StoneX Group Inc. became the ultimate parent of the Company.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA). The Company is registered to facilitate trades in equity options for institutional clients on an agency basis and to facilitate trades in U.S. Treasury securities on an agency and a principal basis for institutional clients on a fully disclosed clearing basis. The Company does not carry any margin accounts and does not hold funds or securities for customers. The Parent makes capital contributions as necessary to cover any regular operating or regulatory requirements, if necessary.

2. Significant Accounting Policies

The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles and to general practices within the securities industry. The following is a description of the more significant of those policies that the Company follows in preparing its financial statements. The financial statements present the financial position and results of operations of the Company, a single-member Delaware limited liability company.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The investment assets and liabilities of the Company are measured and reported at fair value, as described in Note 6.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents consist primarily of money market funds.

Property and Equipment

Furniture and equipment are recorded at cost and are depreciated on a straight-line basis using an estimated useful life of three years.

Income Taxes

The Company is a single-member limited liability company and, as such, is a disregarded entity for federal tax purposes and, therefore, has no federal tax expense or liability. State tax liabilities are determined under individual state laws. Temporary differences between the amounts reported in the financial statements and the tax basis of assets and liabilities result in deferred taxes, which are reported on the consolidated parent company.

The Company has reviewed the guidance regarding uncertain tax positions and how they should be recognized, measured, presented and disclosed in the financial statements. The Company has evaluated such implications for all open tax years and has determined there is no impact to the Company's financial statements as of December 31, 2025.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. The Company's income tax returns generally remain subject to examination by the regulatory authorities for the current and prior three years.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Credit Losses on Financial Assets

The Company evaluates all financial assets that are measured at amortized cost for credit losses under the Current Expected Credit Losses model. Financial assets evaluated include cash and receivables from a broker. Expected credit losses are measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. The Company reviews the credit quality of its counterparties and has not historically incurred credit losses related to its receivable from a clearing organization. As such, the Company determined that there were no material estimates of credit losses related to these financial assets as of December 31, 2025.

3. Related Party Transactions

In the normal course of business, the Company has payable balances with affiliates related to activities described below to facilitate payments on behalf of each other. The payable to affiliates as of December 31, 2025 was $154,040, which is classified as payable to affiliates on the Statement of Financial Condition.

The Company and its affiliates are related parties under common control of the Parent and the existence of that control could create operating results and financial positions different than if the entities were autonomous.

4. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, of $250,000 at December 31, 2025, and requires that the ratio of aggregate indebtedness to net capital, as those terms are defined by the Rule, may not exceed 15 to 1. At December 31, 2025, the Company had net capital of $9,317,144, which was $9,067,144 in excess of its required net capital and its ratio of indebtedness to net capital was 0.0357 to 1.

5. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, including principal transactions. The Company has identified its management as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

6. Fair Value Measurements

The Company has established a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the reported date. The three levels are defined as follows:

Level 1 – quoted prices in active markets are available for identical assets or liabilities as of the reported date.

Level 2 – quoted prices in markets that are not active or other pricing inputs that are either directly or indirectly observable as of the reported date.

Level 3 – prices or valuation techniques that are both significant to the fair value measurement and unobservable as of the reported date. These financial instruments do not have active markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

The categorization of an asset or liability within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

When the Company invests in money market funds, they are valued under the market approach through the use of unadjusted quoted market prices available in an active market and are classified with Level 1 of the valuation hierarchy.

The following table represents the Company's fair value hierarchy of financial instruments at fair value on a recurring basis as of December 31, 2025:

| | Fair Value Measurements | | | |
| | As of December 31, 2025 | | | |
	Total	Level 1	Level 2	Level 3
Assets				
Money market fund	$ 8,700,000	$ 8,700,000	$ —	$ —
Total	$ 8,700,000	$ 8,700,000	$ —	$ —

There were no transfers into or out of the Level 1, 2 and 3 categories in the fair value measurement hierarchy for the year ended December 31, 2025. The Company did not hold any financial liabilities measured at fair value as of December 31, 2025.

7. Credit Concentration

At December 31, 2025, the Company's cash is on deposit in one bank account and does not exceed the insurance provided by the Federal Deposit Insurance Corporation of $250,000. Also, a significant credit concentration consisted of $8,700,000 and $1,024,826, representing the fair value of the money market fund held at one institution and Company's account carried by its clearing broker, respectively. Management does not consider any credit risk associated with its bank deposits, money market fund, or clearing accounts to be significant.

8. Clearing Agreement

The Company has entered into a fully disclosed clearing agreement with Curvature Securities, LLC (Curvature), whereby Curvature provides clearing and related transactions in security settlements.

9. Guarantees

Accounting Standards Codification 460 (ASC 460), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying factors (such as an interest or foreign exchange rate, security or commodity price, an index, or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to

make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Customer transactions are introduced and cleared through the Company's broker on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary. The maximum potential amount of future payments that the Company could be required to make under these guarantees cannot be estimated. However, the Company believes that it is unlikely that it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements.

10. Profit Sharing and Savings Plan

Substantially all employees of the Company meeting certain service requirements are eligible to participate in a contributory profit sharing and savings plan (the Plan) established by the Company. Voluntary contributions by participants are permitted, subject to certain limitations. The Company may also make an annual discretionary contribution.

11. Contingencies

In the normal course of business, the Company is subject to various regulatory inquiries that may result in claims from potential violation which may possibly involve sanctions and/or fines. If such matters arise, management rigorously defends those matters, and management expects the risk of loss to be remote at December 31, 2025.

12. Subsequent Events

The Company's management has evaluated events and transactions through February 24, 2026, the date the financial statements were available to be issued, noting no material events requiring disclosure in the Company's financial statements.